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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number: 0-22334

LODGENET ENTERTAINMENT CORPORATION
401(k) PLAN
(Title of the Plan)

LODGENET ENTERTAINMENT CORPORATION
(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE (State of Incorporation)	46-0371161 (IRS Employer Identification Number)

3900 West Innovation Street, Sioux Falls, South Dakota 57107
(Address of Principal Executive Offices)

(605) 988-1000
(Registrant's Telephone Number, including Area Code)

INDEX

PAGE
Form 11-K cover page for the LodgeNet Entertainment Corporation 401(k) Plan	Cover
Index	2
Signature	3
FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of The LodgeNet Entertainment Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the independent auditor's report thereon:
Report of independent public accountants	4
Statements of net assets available for benefits as of December 31, 2001 and 2000	5
Statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000	6
Notes to financial statements	7
Schedule of Assets (Held At End of Year)	11
Exhibit 23—Consent of independent public accountants	12
Exhibit 99.1—Letter to Commission Pursuant to Temporary Note 3T	13

All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

Signature

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Entertainment Corporation 401(k) Plan (Name of Plan)
Date: May 31, 2002	By:	/s/ SCOTT C. PETERSEN Scott C. Petersen President, Chief Executive Officer

Report of independent public accountants

To the Plan Administrator of
LodgeNet Entertainment Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental Schedule of Assets (Held At End of Year) has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
May 17, 2002

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statements of net assets available for benefits

As of December 31

	2001	2000
INVESTMENTS	$10,880,457	$10,481,773

Net assets available for benefits	$10,880,457	$10,481,773

The accompanying notes are an integral part of these statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statements of changes in net assets available for benefits

For the year ended December 31

	2001	2000
ADDITIONS:
Contributions-
Participant	$1,860,451	$1,588,558
Employer	721,116	627,876
Rollover	96,640	88,099

Total contributions	2,678,207	2,304,533

Investment income-
Interest and dividend income	92,640	49,687
Net realized/unrealized appreciation (depreciation) of investments	(1,869,064)	(1,806,970)

Total investment income (loss)	(1,776,424)	(1,757,283)

Total additions	901,783	547,250

DEDUCTIONS:
Distributions to participants	(503,099)	(630,620)

Total deductions	(503,099)	(630,620)

Net increase (decrease)	398,684	(83,370)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,481,773	10,565,143

End of year	$10,880,457	$10,481,773

The accompanying notes are an integral part of these statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Notes to financial statements

December 31, 2001 and 2000

1      Description of the Plan

The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the Plan) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of LodgeNet Entertainment Corporation (the Company) who have completed 90 days of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan operations

The Company functions as the plan sponsor and administrator. SunTrust Bank is utilized as trustee and asset custodian of the Plan. Administrative expenses of the Plan are paid by the Company and were approximately $28,900 in 2001 and $32,600 in 2000.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 15 percent, with an annual maximum contribution of $10,500, as provided by the Code. Amounts contributed are invested at the discretion of plan participants in any of the 20 investment options as directed by the participant.

The Company makes a discretionary match of participant contributions; in 2001 and 2000 the amount equaled 50 percent of the first 6 percent of each participant's eligible contribution for the plan year.

The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant's proportionate share of total compensation for all participants. There were no discretionary contributions in 2001 or 2000.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of participant accounts plus actual earnings thereon is based on years of service. A participant is 100 percent vested after five years of credited service based on the following percentages:

Percent vested
Less than one year of service	—%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100 percent vested. Forfeitures of the nonvested employer contributions, resulting from participants who withdraw from the Plan, are used to reduce future employer contributions. Forfeitures from participants were approximately $20,300 in 2001 and $28,100 in 2000.

Participant loans

Participants may borrow funds from the Plan up to 50 percent of their vested balance at an interest rate of 1 percent over the prime interest rate. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan. Interest rates on loans range from 6.0 percent to 9.00 percent and 8.25 percent to 9.75 percent for the years ended December 31, 2001 and 2000.

Distribution of benefits

Upon retirement, death, disability, termination of employment or attainment of age 62, a participant or a participant's beneficiary, in the case of death, may receive the vested portion of the amount credited to the participant's account by a lump-sum payment.

2      Summary of significant accounting policies

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Participants have the opportunity to direct all money allocated to their accounts. Participants have 20 investments from which to choose. A description of each investment is as follows:

  Janus Adviser International Fund—Seeks long-term growth of capital by normally investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

  Janus Adviser Worldwide Fund—Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of foreign and domestic issuers.

  Dreyfus New Leaders Fund—Seeks to maximize capital appreciation.

  Dreyfus Premier Technology Growth Fund—Seeks to maximize capital appreciation.

  Franklin Small-Mid Cap Growth Fund—Seeks long-term growth of capital.

  MFS Mid Cap Growth Fund—Seeks long-term growth of capital by investing in companies early as they enter the mid-cap range.

  MFS Capital Opportunities Fund—Seeks stocks with high capital appreciation potential.

  American Century Income & Growth Advisor—Seeks to provide dividend growth, current income and capital appreciation by investing in a portfolio of common stocks.

  Janus Adviser Capital Appreciation Fund—Seeks long-term growth of capital by investing in the common stock of issuers of any size.

  MFS Massachusetts Investors Growth Fund—Seeks long-term growth of capital and future income rather than current income.

  STI Classic Growth & Income Fund—Seeks to provide long-term capital appreciation, and as a secondary objective, current income, by investing primarily in domestic and foreign common stock of companies with market capitalizations of at least $1 billion.

  STI Classic International Equity Index—Seeks to provide investment results that correspond to the aggregate price of the securities included in the Morgan Stanley EAFE Index.

  STI Classic Investment Grade Bond—Seeks to provide as high a level of total return through current income and capital appreciation as is consistent with preservation of capital primarily through investment grade fixed-income securities.

  STI Classic Short-Term Bond—Seeks to provide as high a level of current income relative to funds with like investment objectives as is consistent with preservation of capital primarily through investment in short-to-intermediate-term investment grade fixed-income securities.

  SunTrust Stable Asset Fund—Seeks to provide competitive current income and general price stability, while maintaining a high degree of liquidity.

  STI Classic Life Vision Growth & Income Fund—Seeks to provide long-term capital appreciation, with current income as a secondary objective.

  STI Classic Life Vision Aggressive Growth—Seeks to provide a high level of capital appreciation, without regard to current income.

  SunTrust 500 Index Fund Class B—Seeks to provide investment results that correspond to the price and yield performance of publicly traded stocks as represented by the Standard and Poor's 500 Composite Stock Price Index.

  STI Classic Life Vision Moderate Growth—Seeks both capital appreciation and current income.

  LodgeNet Entertainment Corporation common stock—Invests in LodgeNet Entertainment Corporation common stock. Limited to 10 percent of contributions made.

Investments are recorded at fair value as determined by SunTrust Bank by reference to quoted market prices as of December 31, 2001 and 2000. Investment income includes realized gains and losses, unrealized appreciation and depreciation, dividends and interest income. Realized gains and losses on the sale of investments are calculated based on the cost of the investments sold. Unrealized appreciation and depreciation of investments represent the change in market value of investments from the historical cost of the investment. Plan investment income is allocated to plan participants based on their pro rata account balances.

The Plan provides for investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments are valued at market value as reported by the asset custodian as of December 31, 2001 and 2000, based on quoted market prices of investments held by the funds.

3      Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

December 31, 2001
Janus Adviser Capital Appreciation Fund	$1,051,263
Janus Adviser Capital Worldwide Fund	1,478,933
MFS Massachusetts Investors Growth Fund	1,801,202
SunTrust 500 Index Fund Class B	1,784,755
STI Classic Life Vision Growth & Income	867,067
SunTrust Stable Asset Fund	774,396

December 31, 2000
Dreyfus S&P 500 Index Fund	$1,780,681
Fidelity Asset Manager Fund	768,323
Oppenheimer Global Fund	660,063
American Century 20th Century Ultra Fund	2,073,346
Janus Worldwide Fund	1,039,646
Janus Twenty Fund	1,089,990
LodgeNet Entertainment Corporation common stock	457,144

4      Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's tax counsel believe that the Plan document is in compliance with the applicable requirements of the IRC. The plan sponsor is committed to taking any action necessary to maintain the Plan's qualified status.

5      Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

6      Asset transfer

In January 2001, the Plan's net assets were transferred from Nationwide Life Insurance Company (Nationwide) and Charles Schwab Retirement Plan Services to SunTrust Bank. In addition, all trustee and plan recordkeeping administration duties were transferred to SunTrust Bank. Upon termination of the arrangement with Nationwide, a liquidation charge of approximately $236,000 was paid by the Company on behalf of the Plan.

7      Party-in-interest transactions

Certain transactions with participants, the plan sponsor, the custodian and the trustees are considered party-in-interest transactions. These transactions qualify as exempt party-in-interest transactions.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

(Employer identification number: 46-0371161) (Plan number: 001)

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

As of December 31, 2001

Number of units or shares	Description	Current value
16,778	American Century Income & Growth Advisor	$458,530
410	Dreyfus New Leaders Fund	16,207
5,112	Dreyfus Premier Technology Growth Fund	128,099
14,316	Franklin Small-Mid Cap Growth Fund	446,218
1,147	Janus Adviser International Fund	28,142
49,332	Janus Adviser Capital Appreciation Fund	1,051,263
50,441	Janus Adviser Worldwide Fund	1,478,933
139,736	MFS Massachusetts Investors Growth Fund	1,801,202
4,376	MFS Capital Opportunities Fund	58,770
6,899	MFS Mid Cap Growth Fund	75,612
214,625	SunTrust 500 Index Fund Class B*	1,784,755
23,238	STI Classic Growth & Income Fund	330,442
25,828	STI Classic Investment Grade Bond	267,316
1,429	STI Classic International Equity Index	13,522
6,473	STI Classic Life Vision Moderate Growth	60,977
86,534	STI Classic Life Vision Growth & Income	867,067
1,794	STI Classic Life Vision Aggressive Growth	17,487
25,110	SunTrust Stable Asset Fund*	774,409
22,737	STI Classic Short-Term Bond	229,647
31,150	LodgeNet Entertainment Corporation common stock*	532,250
	Loans to participants, with interest ranging from 6.00 percent to 9.00 percent*	459,509

	Total investments	$10,880,457

*
Denotes party-in-interest.

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INDEX
  Signature
  Report of independent public accountants
  LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN Statements of net assets available for benefits As of December 31
  LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN Statements of changes in net assets available for benefits For the year ended December 31
  LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN Notes to financial statements